Exhibit 99.1

Hi everyone,

My name is Nathan Krasnick and I work on the operations team here at Masterworks.

We are excited to announce our latest offering by the late Chinese artist, Zao Wou-Ki. In 2021, Zao Wou-Ki’s auction turnover reached over $170 million, ranking him eleventh among all artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 150 examples of Zao Wou-Ki’s work from around the world, many of which are priced in excess of $3 million. Of these examples, this is the sixth we have selected to be offered on the Masterworks platform.

Entitled “x0x6x.x1x0x.x7x0x,” the current offering was painted in 1970 during the tail-end of the artist’s seminal “Hurricane Period.” The painting employs active brushwork and a tripartite composition commonly associated with works from this period, but also exhibits a softer palette and areas of blended colors, an evolution that would continue in his work into the mid 1970s.

As of January 2023, examples similar in period, scale and composition to the Painting have achieved prices in excess of $1 million in the past year. These recent works include: “14.10.69” (1969), which sold for $1.5 million at Phillips, Hong Kong in December of 2022, “20.2.76” (1976), which falls outside the “Hurricane Period” and sold for $1.2 million at Xiling Yinshe Auction in Hangzhou, China in August of 2022, and “6.11.72” (1972), which sold for $1.25 million at Poly Auction in Hong Kong in July of 2022.

Between May 1988 to August 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 15.4%. Between February 1985 to September 2022, the record auction price for Zao Wou-Ki’s works has grown at a compound annualized rate of 31.7%.